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FOR IMMEDIATE RELEASE



          VIMPELCOM ANNOUNCES THE ACQUISITION OF CELLULAR COMPANY WITH
             OPERATIONS IN PARTS OF FAR EAST SUPER-REGION OF RUSSIA
           ----------------------------------------------------------


Moscow (June 30, 2004) - Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP) today announced it has completed the acquisition of approximately 93.6% of the outstanding shares of Open Joint Stock Company "Dal Telecom International" ("Dal Telecom"). Dal Telecom holds cellular licenses for a portion of the Far East super-region, the last remaining super-region in Russia for which the Company did not have a GSM wireless license. VimpelCom purchased 93.6% of the outstanding shares of Dal Telecom for a total cash purchase price of approximately $73.3 million. Dal Telecom has long-term debt of approximately $7.6 million.

Dal Telecom is a GSM-1800 and D-AMPS operator with licenses to operate in three regions within the super-region (Khabarovsk Krai, Amur Region and Kamchatka
Region) covering a population of 2.7 million. Dal Telecom holds a market share of approximately 45% in the areas where it operates. Dal Telecom's subscriber base as of June 28, 2004 was more than 319,000 (including 266,000 GSM subscribers) which, according to independent estimates, represented a market share of approximately 20% in the Far East super-region.

Commenting on today's announcement, Alexey Mischenko, Vice President of Business Development of VimpelCom, said, "We are very pleased to announce the acquisition of Dal Telecom which gives us access to operations in important parts of the Far East, the only super-region where we did not have a GSM license".

With the acquisition of Dal Telecom the VimpelCom Group's license portfolio covers approximately 136 million people or 94% of Russia's population.

This press release contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements are based on Management's best assessment of the Company's strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and general economic developments in Russia, Dal Telecom's ability to continue to grow its overall subscriber base, to comply with the terms of its licenses and frequencies, to comply with notices issued from the regulator relating to its licenses, and other factors. VimpelCom cannot assure investors that Dal Telecom will continue to hold strong market positions in the Far East region, that it will remain profitable, or that VimpelCom will be successful in integrating Dal Telecom into the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2003 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin                                Christopher Mittendorf
VimpelCom (Moscow)                           Edelman Financial Worldwide
Tel: 7(095) 974-5888                         Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                        christopher.mittendorf@edelman.com